UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Amendment to 2016 Share Incentive Plan

On January 27, 2025, the board of directors of New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU / 9901.SEHK), a provider of private educational services in China, approved, based on the recommendation of its compensation committee, an amendment to the Company’s 2016 Share Incentive Plan (the “Plan”), effective immediately. The Plan was initially adopted by the Company in January 2016. Pursuant to the amendment, the maximum aggregate number of common shares that may be issued pursuant to all awards granted under the Plan was increased from 100,000,000 shares to 200,000,000 shares, and the term of the Plan was extended from 10 years to 15 years. No other substantive change was made to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Stephen Zhihui Yang
Name: Stephen Zhihui Yang
Title: Executive President and Chief Financial Officer

Date: January 27, 2025